UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 6, 2023

(Date of Report (Date of earliest event reported))

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd,

PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On June 6, 2023, RealtyMogul Apartment Growth REIT, Inc. issued an investor communication relating to the quarter ended March 31, 2023. The text of the investor communication is set forth below.

Q1 2023*

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

REALTYMOGUL APARTMENT GROWTH REIT

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$260,000,000
	NUMBER OF INVESTMENTS[2]	8
RealtyMogul Apartment Growth REIT is a non-traded REIT, investing in value-add multifamily apartment buildings with both preferred and joint venture equity, with a focus on providing capital appreciation to investors.	TOTAL NUMBER OF MULTIFAMILY UNITS[2]	1,527
	INCEPTION TO DATE RETURN[3]	7.8%
	FIVE-YEAR RETURN[3]	8.6%
	THREE-YEAR RETURN[3]	9.8%
	LAST TWELVE MONTHS TOTAL RETURN[3]	4.6%
	Q1 ANNUALIZED DISTRIBUTION RATE[4]	4.5%
	DISTRIBUTION FREQUENCY	Quarterly
	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[4]	21 Quarters

KEY OBJECTIVES

● To realize capital appreciation in the value of our investments over the long term

● To pay attractive and stable cash distributions.

PORTFOLIO STATISTICS5

*All data as of March 31, 2023 unless otherwise specified.

1 Aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies; provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our offering circular.

2 Based on the current outstanding investments as of May 31, 2023.

3 Returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. All returns shown assume reinvestment of distributions pursuant to RealtyMogul Apartment Growth REIT’s distribution reinvestment plan, are derived from unaudited financial information and are net of all RealtyMogul Apartment Growth REIT expenses, including management fees. An individual stockholder’s total return may vary from the total return, and there is no assurance that stockholders will be able to realize the estimated NAV per share upon attempting to sell their shares. Past performance is historical and not a guarantee of future results. Additional return metrics can be found at the RealtyMogul website.

4 There is no guarantee that stockholders will receive a distribution, and distributions have been paid from net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities. The board of directors may in the future declare lower distributions or no distributions at all for any given period.

5 Based on the original real estate investment amounts as of May 31, 2023.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of RealtyMogul Apartment Growth REIT. We have now provided 21 consecutive quarters of distributions, totaling over $10,000,000. To date, over 3,500 investors have invested, and RealtyMogul Apartment Growth REIT holds investments in over $260 million6 of real estate. We are also happy to share that as of April 2023, approximately 68% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing for their distributions to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

RealtyMogul Apartment Growth REIT achieved a total return of 4.6% over the last twelve months, with average daily distributions over the last twelve months equating to 4.5%.7 Total return consists of two components: change in NAV per share and distributions. For Q1 2023, NAV per share decreased from $11.18 to $11.11, reflecting a 0.6% decrease quarter over quarter. Distributions for Q1 2023 reflected an approximately 4.50% annual distribution rate based on an $11.18 NAV per share.

RealtyMogul Apartment Growth REIT is focused entirely on multifamily apartment communities. We have pursued this strategy because we believe multifamily assets have significant upside potential due to the nationwide housing shortage as a result of under-building, according to Fannie Mae. We also believe that there is additional upside potential as a result of the rise in pricing of single-family homes after the COVID-19 pandemic and the rise in the up-front and ongoing costs of mortgages, both of which may increase the cost of a single-family home, according to S&P CoreLogic Case-Shiller U.S. National Home Price NSA Index and Freddie Mac. We further believe that multifamily assets provide downside protection as a result of the large numbers of tenants at each multifamily property, creating diverse income streams.

Since the third quarter of 2022, NAV has decreased by 2.2% to $11.11 largely due to softness in the multifamily sector during the second half of 2022 and continuing into the first quarter of 2023 as increased interest rates have put downward pressure on property valuations, according to CoStar. We fundamentally believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, as the multifamily market continues through this downtrend, there may be difficult periods for investors and landlords in the short term. While we are faced with the reality of lower valuations in our current portfolio, we believe this also presents a compelling opportunity to purchase multifamily assets. With the current macroeconomic environment in mind, we are underwriting transactions individually and with prudence with the goal of acquiring and investing in quality assets in quality markets. We want the REIT to be well positioned to spend the next 5 to 10 years generating income and holding and growing assets.

As we head into the second quarter of 2023, we are seeing compelling investment opportunities in the multifamily sector. From a macroeconomic perspective, we believe the rise in interest rates may have a significant impact on single-family home assets for two reasons: (i) owners with low interest mortgages may choose to remain in their current homes and (ii) new residential construction starts may decrease, both of which may lead to decreased supply in a housing market that we believe is already under built. We believe this trend may lead to more renters in the short term. From an investment perspective, sponsors with floating-rate debt reaching their expiration dates in 2023 may be forced to seek a refinance. As a result of the rise in interest rates, which has pushed refinance loan proceeds downward, we believe some sponsors will be forced to inject equity into their real estate deals during a refinance, and we have seen significantly more preferred equity investment opportunities emerge to bridge these equity gaps. Preferred equity generally has priority distributions over the existing common equity and is paid back prior to common equity receiving any distributions in certain instances. Similarly, we have also seen sponsors who are forced to sell their investments because of an impending loan maturity, leading to compelling sales prices for new acquisitions. As a result of our manager’s pre-existing relationships with sponsors, the REIT’s large cash position and the ability to move quickly, we believe we are well positioned to take advantage of these opportunities.

We continue to seek a diversified portfolio of multifamily real estate investments to provide stockholders exposure to the multifamily real estate market through their investment in RealtyMogul Apartment Growth REIT.8 As of May 2023, RealtyMogul Apartment Growth REIT has eight investments spread across seven markets. Since 4Q21, we have sold three investments that were consolidated on our balance sheet and two investments in which we had minority positions, which sales resulted in an aggregate of $138,325,000 of property value upon exit.9

6 Aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our offering circular.

7 Returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. All returns shown assume reinvestment of distributions pursuant to RealtyMogul Apartment Growth REIT’s distribution reinvestment plan, are derived from unaudited financial information and are net of all RealtyMogul Apartment Growth REIT expenses, including management fees. An individual stockholder’s total return may vary from the total return, and there is no assurance that stockholders will be able to realize the estimated NAV per share upon attempting to sell their shares. Past performance is historical and not a guarantee of future results. Additional return metrics can be found at the RealtyMogul website.

8 An investment in RealtyMogul Apartment Growth REIT, Inc. is not a direct investment in commercial real estate.

9 Certain fees were paid to RM Adviser and its affiliates in connection with such sales. Such fees were paid by the special purpose entities in which we invested and not by us; we are not entitled to these fees.

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During Q1 2023, rent collections for the properties in RealtyMogul Apartment Growth REIT’s portfolio averaged 94%, a 1% increase quarter over quarter.10 Our portfolio consists entirely of multifamily properties, which we believe is an economically resilient asset type that offers optimal risk-adjusted returns. The transitory nature of the value-add business plans in the Apartment Growth REIT portfolio leads to anticipated bad debt in the short term, but we anticipate bad debt to stabilize as the value-add plans are completed at the properties.

In 2022, 100% of our distributions were classified as capital gains income.11 Distributions were classified as such because the REIT sold properties which resulted in capital gains. As a REIT investor, you are entitled to capital gains treatment and tax rate on asset sales done by the REIT.

During Q1 2023, the U.S. Bureau of Economic Analysis estimated that U.S. seasonally adjusted real GDP increased 1.1% quarter over quarter. The Federal Reserve updated its forecast for 2023 growth in the nation’s GDP from the 0.5% it projected in December 2022 to 0.4% as well as projected a 4.6% unemployment rate for 2023, the same as the December 2022 estimate of 4.6%. The unemployment rate ended 2022 at 3.7%. Average hourly earnings for employees increased 6.1% year over year according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index (“CPI”) rose year over year 6.4% in January, 6.0% in February, and 5.0% in March according to the U.S. Bureau of Labor Statistics. Shelter costs, which comprise approximately one-third of CPI, increased 8.2% year over year. Given the economic inflation, the Federal Reserve has taken steps to cool off the economy by increasing the Federal Funds Rate, the rate at which commercial banks borrow and lend their excess reserves to each other overnight, seven times in 2022 and three times in 2023 from a target rate of 0.00% to 0.25% to the current target rate of 5.00% to 5.25%. The Federal Reserve is reducing their balance sheet through quantitative tightening, allowing bonds to mature without reinvestment of the principal. As it relates to real estate purchases, the cost to finance a real estate investment with a mortgage has increased in each quarter of 2022, stabilizing in Q4 2022; however, we believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. We believe that RealtyMogul Apartment Growth REIT is well positioned as it continues to seek a diversified portfolio of multifamily real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.12

10 Data as of May 31, 2023.

11 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from sources other than cash flow from operations, including net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities.

12 Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity. An investment in RealtyMogul Apartment Growth REIT, Inc. is not a direct investment in commercial real estate.

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INVESTMENT UPDATES

BROOKLYN PORTFOLIO	VILLAS DEL SOL I & II (FKA PLANO MULTIFAMILY PORTFOLIO)

Location: Brooklyn, NY

Equity Investment: $3,000,000

Business Plan: Acquire nine rent-stabilized properties, maximize occupancy and increase rents as allowed.

Investment Type: Joint Venture Equity

Acquisition Date: 11/30/2017

Asset Management Update: Portfolio occupancy was static quarter over quarter, ending Q1 at 98%, with two vacant units in the 112-unit portfolio. The real estate company has been leasing, and will continue to lease, units according to the legal rents set by the New York Rent Guidelines Board. For the time period from October 2022 to September 2023, the Rent Guidelines Board has allowed for increases of 3.25% for one-year leases and 5% for two-year leases. The property averaged 97% rent collection for Q1 2023.

Location: Plano, TX

Equity Investment: $1,000,000

Business Plan: Acquire and renovate a portfolio of garden-style apartment buildings.

Investment Type: Joint Venture Equity

Acquisition Date: 01/09/2018

Asset Management Update: Portfolio occupancy decreased 1% quarter over quarter, ending Q1 at 94% occupied. 63 of the 156 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. Exterior and common area improvements are complete, and the property is amenitized with an improved leasing office, gazebos, BBQ grills, an upgraded laundry room and soccer court. The property averaged 97% rent collection for Q1 2023.

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NINETY-NINE44 APARTMENTS

Location: Dallas, TX

Equity Investment: $4,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 9/9/2020

Asset Management Update: Property occupancy decreased 1% quarter over quarter, ending Q1 at 95% occupied. As of March 2023, the real estate company renovated 53 units. Of those 53 units, 52 have been leased and have achieved an average premium of $167/month, or 19% over prior rents. The real estate company has completed exterior capex work, including landscaping, parking lot repairs, parking lot restriping, trip hazard repairs, laundry room improvements, carport replacement, and fitness center improvements. The real estate company plans to improve the fans, lighting, and air conditioning for the fitness center as well as playground and private yard improvements in the coming quarters. The property averaged 94% rent collection for Q1 2023.

THE ORION

Location: Orion Township, MI

Equity Investment: $5,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 3/23/2021

Asset Management Update: Property occupancy decreased 1% quarter over quarter, ending Q1 at 92% occupancy. As of March 2023, 91 of the 200 units have been renovated since acquisition. Of those 91 units, 90 have been leased and have achieved an average premium of $333/month, or 28% over prior rents. Exterior improvements continue to progress as the clubhouse remodel, BBQ area, new exterior paint, new signage, new dog park, and parking lot projects have been completed. Improvements to the playground area are underway. Based on current bids, exterior improvements are expected to be completed below budget. The property averaged 98% rent collection for Q1 2023.

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LOTUS VILLAGE

Location: Austin, TX

Equity Investment: $2,500,000

Business Plan: Acquire and renovate a low-rise apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 6/25/2021

Asset Management Update: Property occupancy decreased 1% quarter over quarter, ending Q1 at 94% occupancy. As of March 2023, 54 of the 222 units have been renovated since acquisition. Of those 54 units, 49 have been leased and have achieved an average premium of $284/month, or 22% over prior rents. The real estate company has completed capex work, including fitness center renovations, pool repairs, signage enhancement, BBQ area updates, dog park updates, landscaping, and garage repairs. The property averaged 83% rent collection for Q1 2023. This property was targeted for sale in 2023. As of April 21, 2023, the property is under contract with an anticipated closing date of July 2023.

SHERWOOD OAKS

Location: Riverview, FL

Equity Investment: $4,200,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 11/30/2021

Asset Management Update: Property occupancy increased 2% quarter over quarter, ending Q1 at 97% occupancy. The capital improvements budget includes exterior work as the prior owner previously renovated all unit interiors. Exterior renovations continue to progress with the dog park, pool, parking lot, wastewater facility, fitness center, and outdoor amenities completed. Other improvements have commenced, including improvements to the landscaping and lighting. The property averaged 96% rent collection for Q1 2023.

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RESTORATION ON CANDLEWOOD

Location: Oklahoma City, OK

Equity Investment: $5,250,000

Business Plan: The borrower used to proceeds of the investment to acquire and lease-up a garden style apartment community.

Investment Type: Preferred Equity

Acquisition Date: 3/21/2023

Required Redemption Date: 3/31/2026

Asset Management Update: The property was acquired in March 2023, and the real estate company is implementing its business plan for the property. The property is 64% occupied as of March 2023.

RIDGELINE VIEW TOWNHOMES

Location: Vancouver, WA

Equity Investment: $4,000,000

Business Plan: Acquire the Property and grow revenues by reducing concessions associated with initial lease up.

Investment Type: Joint Venture Equity

Acquisition Date: 5/19/2023

Asset Management Update: The property was acquired in May 2023, and the real estate company is implementing its business plan for the property. The property is 96% occupied as of May 2023.

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INVESTMENT ACTIVITY

DISTRIBUTIONS

RealtyMogul Apartment Growth REIT has declared distributions for 21 consecutive quarters. The board of directors authorized a distribution for each month of the first quarter of 2023 on January 1, 2023. Exclusive of special distributions, distributions have been paid on a quarterly basis since January 1, 2018 and equate to approximately 4.5% on an annualized basis based upon the then current per share purchase price.

NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 4/14/23)*	NAV PER SHARE (AS OF 3/31/23)
$11.11	$11.11

*Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On April 14, 2023, we announced that our NAV per share is $11.11, as of March 31, 2023. Accordingly, effective April 14, 2023, the offering price per share is $11.11. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share stockholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2023 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q4 2022 Shareholder Letter

Q3 2022 Shareholder Letter

Q2 2022 Shareholder Letter

Q1 2022 Shareholder Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL APARTMENT GROWTH REIT, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and President

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	June 6, 2023

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